Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: SureWest Communications
Commission File No.: 000-29660

PARTICIPANTS

Corporate Participants

Matthew Smith – Treasurer & Investor Relations
Robert J. Currey – President, Chief Executive Officer & Director
Steven L. Childers – Chief Financial Officer & Senior Vice President

Other Participants

Frank G. Louthan – Analyst, Raymond James & Associates
David G. Coleman – Analyst, RBC Capital Markets Equity Research
Donna A. Jaegers – Analyst, D. A. Davidson & Co.
Bobby Jones – Director, Highland Capital Management, L.P.

MANAGEMENT DISCUSSION SECTION

Operator:  Good day, ladies and gentlemen, and welcome to the Consolidated Communications Holdings Acquires SureWest Communications Conference Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at that time. [Operator Instructions] As a reminder, this call may be recorded.

I would now like to introduce your host for today’s conference, Matt Smith, Treasurer and Director of Investor Relations. Sir, you may begin.

Matthew Smith, Treasurer & Investor Relations

Thank you, Sam. Good morning, everyone and thank you for joining us today to discuss the transaction that we announced this morning with Consolidated and SureWest. We will be using a slide presentation during today’s call that can be accessed via the Investor Relations section of our web site at www.consolidated.com. At the conclusion of our presentation, we’ll open the call up for Q&A regarding the transaction.

Today’s discussion may contain certain forward-looking statements, and we ask that you review the Safe Harbor language found in our press release, SEC filings in the investor presentation, which describe factors that could cause our actual results to differ materially from those projected by us or forward-looking statements. This call is dedicated to the discussion of the SureWest transaction. We intend on releasing our fourth quarter and full-year 2011 earnings on March 1 and will provide additional information and guidance at that time.

Presenting on today’s call, Bob Currey, President and Chief Executive Officer, also joining us this morning for Q&A is Steve Childers, Chief Financial Officer.

With that, I’ll turn the call over to Bob.

Robert J. Currey, President, Chief Executive Officer & Director

Thank you, Matt, and good morning, everyone. We appreciate you joining us today on such short notice.

I am excited to announce that we have entered into a definitive agreement to acquire SureWest Communications. This transaction is a significant step forward and in line with the board’s plan to better position the company for growth, while improving both the payout ratio and our leverage. I would like to thank the SureWest management team and their board for their support and working together to reach this important milestone today.

Let me begin by discussing slide five of the presentation. Here, you see why we think this transaction is such a good fit for both companies. The acquisition results in a company with a strong cash flow and growth profile with a robust balance sheet. The transaction is free cash flow accretive in the first full year of operations after synergies and is delevering. Both of these were key items we made as requirements in the evaluation of the deal.

It provides additional strategic and attractive markets to our existing footprint and creates a diverse set of revenues and cash flows. We’ve gotten to know the SureWest management team over an extended period of time, and feel like we have a good handle on their business and how it will fit with our existing operations.

As we turn to slide six, let me walk you through a brief summary of the transaction. The structure is a 50%-50% stock and cash split at $23 per share and includes a collar of 15% on the shares we will issue in this transaction.

Pro forma for the transaction, current Consolidated shareholders will hold approximately 78% of the outstanding shares and SureWest holders will own the remaining approximately 22%. The overall value is $341 million, plus net debt of $197 million for a total enterprise value of approximately $540 million. This equates to an adjusted EBITDA multiple of 6.3 times pre-synergy and 4.8 times after synergies.

As you can see, our pro forma net leverage improves to 3.9 after synergies, compared to 4.2 currently. Importantly, we expect the growth in the combined business to drive net leverage down even further over time. And as part of the transaction, we obtained $350 million of committed financing from Morgan Stanley, whom we would like to publicly thank for their support in this transaction. The deal also allows for SureWest to appoint one director to our board.

Turning to slide seven, we’ve outlined the strategic direction of the combined companies and frankly, it’s very similar to what we have been doing within our existing markets. We are going to pursue organic growth with a focus on improving the customer experience and delivering the most competitive products in our markets. We’re going to meet our synergy projections and build efficiencies throughout the company. This strategy will deliver long-term shareholder value with a comfortable dividend payout ratio and a strong balance sheet.

In the next couple of slides, eight and nine, let me provide some highlights of SureWest Communications. The company has transformed itself from a small rural ILEC in Roseville, California to a leading provider of voice, video and data services over one of the most advanced networks in the industry. The company operates in growing markets within the Sacramento and Kansas City regions. SureWest has capitalized on its investments in an advanced network, with wireless backhaul opportunities, commercial builds, and fiber to the home service delivery. As you can see, they have grown revenue and adjusted EBITDA over the last year at a very nice pace and we expect that to continue.

On slide 10, we’ve outlined some important benefits of the transaction. We expect to achieve around $30 million to $35 million in combined OpEx and CapEx synergies. Based on our integration experience from both the Texas and Pennsylvania acquisitions, as well as de-integrating from McLeodUSA in 2002, we are confident in our ability to meet these objectives. If you look at our history, we have a track record of successful integration and a passion about meeting our numbers. We’ve been doing this for a long time and know exactly what needs to be done.

With respect to SureWest’s NOLs, we will be able to benefit from their full utilization over time. And as I previously mentioned, this transaction does provide a nice deleveraging of the balance sheet. In addition, it improves the capital structure with a balance of both secured and unsecured debt.

Finally, let’s take a look at slide 11, which summarizes why this is such a compelling transaction for Consolidated shareholders. The combination of the two businesses provides a platform for organic growth and a flexible balance sheet for acquisition opportunities. Together, the two companies have a larger scale and scope, creating a more effective competitor in the markets we serve. A balance of revenues and cash flows from the various products and services, including our wireless partnerships provide for a well-diversified and financially strong company.

So, before I open it up for questions, I just want to reiterate how excited we are about this transaction and the opportunities that it provides for Consolidated and SureWest. We look forward to working with the experienced management team and employees of SureWest in ensuring a smooth transition for our customers and the communities we serve.

So with that, Sam, I’d like to open it up for questions.

QUESTION AND ANSWER SECTION

Operator:  Thank you. [Operator Instructions] Our first question comes from Frank Louthan of Raymond James. Your line is open.

<Q – Frank Louthan – Raymond James & Associates>: Great. Thank you. Can you give us an idea over the long term what sort of the long-term leverage target is and what the uses of cash will be sort of after the initial integration period going forward?

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Hey, Frank. This is Steve Childers. Thank you for your question. Obviously, this – part of the attraction for the deal is that it helps our overall leverage profile, pro forma for the close. It was – given that the synergies will be below four times, I think it puts us in a position to change our overall target leverage from – we’ve always been targeting four times. I think I’d be comfortable changing that to 3.5 over the next couple of years and that we’ll continue to work on that.

I think uses of cash will be pretty consistent with how both businesses have run. Obviously, we’re going to continue to pay a very secure $1.55 dividend per share. We’re going to continue to invest on the business. We’ve built in just a modest amount of CapEx synergies in our combined plan going forward. But also we’re looking to continue to invest in the business while continuing to support our dividend.

<Q – Frank Louthan – Raymond James & Associates>: Okay. And the NOLs that you’re getting from SureWest, is that – that number you have there on the slide, is that an NPV of those...

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Yeah.

<Q – Frank Louthan – Raymond James & Associates>: ...or what do you think that is and is any of that included in your synergy number?

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: It’s a gross number. It’s not – and again, based on 382 limitations, we’ll probably phase those in over the next several years. I think they would be able to use it on a stand-alone basis much faster than we will on the combined business. So, we’re not really getting much effect for them in our current model and they are not included at all in our OpEx synergy numbers.

<Q – Frank Louthan – Raymond James & Associates>: Okay. And with this you’re expanding into a couple of new states, especially going out into California. Is there any – from a strategic standpoint, are you looking at expanding into more states? Is there – are you looking to do more M&A going forward, or is there anything after this that you might look to divest? How should we think about the make-up of the company going forward?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Well, Frank at this time there is nothing that we’re considering divesting, and I don’t think it changes our strategy much. We will look for additional acquisitions in the future, hopefully something near where we already operate. Obviously, this one stretches to California, but it puts a nice national footprint out there that we could roll in some other should those opportunities present themselves. And we’re excited actually about moving into three new states and diversifying the risk on our revenue and regulatory reform.

<Q – Frank Louthan – Raymond James & Associates>: Okay, great. Thank you.

Operator:  Thank you. Our next question comes from Dave Coleman of RBC Capital Markets. Your line is open.

<Q – David Coleman – RBC Capital Markets Equity Research>: Thanks a lot. Just wondering if you can update us as far as regulatory revenues as a percentage of total revenues post close, given the changing telco regulatory environment, particularly around intercarrier comp in USF? How much that played into your decision to make this acquisition?

And then, just finally, just when you’re going through your due diligence on SureWest, if there is any areas of operational opportunities that particularly appeal to Consolidated? Thank you.

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: David, this is Steve. I’ll start and this may be a collective effort on your multi-part question there. But as we look at the kind of the regulatory model, both CNSL on a stand-alone basis as well as SureWest, I mean I think it’s one of the attractions to us for looking at its properties, get a little bit of revenue, diversity and get ahead of when the ICC/USF reform lastly start impacting us.

I mean – I think you’re pretty familiar with our numbers on USF and their carrier comp from a collective base, from – is from Consolidated basis. USF is roughly 6% of Consolidated revenue. Terminating switched access, which would be the most of exposure here, is basically 3% over time. So that, I think, that math, that’s what we have as we built into the model, and not that we wanted to give a guidance on that today. But as we look at the model on a stand-alone basis, we think we’re actually better off with the FCC order given the transition plan than we necessarily were on a stand-alone basis, and I think we’ve demonstrated that the last two or three years as those revenues have ratcheted down for us.

On the SureWest side, they’ve actually done a really good job of mitigating their exposure to regulated revenue, and they’ve basically gone through a step-down in the last several years with their California State subsidies, and it’s basically down to almost zero this year. They still have some access, but they’re really not drawing much, if anything, on – from a federal USF perspective. So we think it really kind of balances out the overall stream for us and minimizes some risk going forward.

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: And as Steve said, Dave, in the future, we’ll provide more guidance on that. But make no mistake this does diversify our revenues further away from the regulated revenue streams and that was part of the attraction of this deal along with the other items that we previously mentioned.

<Q – David Coleman – RBC Capital Markets Equity Research>: Gotcha, helpful. And just as far as the operational opportunities that you see in the SureWest assets?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Yeah, I – sorry, we missed that. They have a strong management team. They have – we market surprisingly similarly, but there are different nuances in the market, and I think, like we’ve done with other acquisitions, we’ll use the best of both companies.

Their – the properties – they’re in kind of higher-growth areas very similar to our Pittsburg and Huston properties and have a lot of experience in it, in serving that specific customer segment. So, I think there will be an opportunity to learn from both and we’re looking forward to that.

<Q – David Coleman – RBC Capital Markets Equity Research>: Great. Thanks. Just one follow-on question, I think SureWest uses Microsoft’s Mediaroom as its IPTV middleware. If I remember correctly, you still use Myrio. Would there be any – if that’s still accurate, any plan to migrate to one of the two platforms or is it possible just to keep both in place? Thank you.

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Well, SureWest is very happy with the results of their move to Microsoft Mediaroom. So, we’re in the process of analyzing that and like a lot of the synergies or the integration opportunities, it’s a little early to make that call today, but that along with all the other back-office systems, those will be evaluated. We’ve made some progress with our vendor and, of course, there is operational challenges when you make those, so those will be fully vetted before we make a decision.

<Q – David Coleman – RBC Capital Markets Equity Research>: That’s great. Thanks a lot.

Operator:  Thank you. Our next question comes from Donna Jaegers of D.A. Davidson. Your line is open.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Hi, guys. One of the questions on SureWest, they were rolling out IPTV service over fiber in the Kansas City, Kansas area and obviously, Google is talking about building out Kansas City, Kansas and Kansas City, Missouri? What’s your outlook going forward, because if Google rolls out and duplicates their effort and Google’s offering it for free, to me that sounds like it endangers that strategy?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Yeah, Donna. Obviously, we’re well aware of the Google announcements and also rumors in the market. I guess two things. One, that’s been out there now 18 months to two years and they’ve – Google has done nothing. So, that’s the first point.

I think the second point is, with what they’ve announced, there is no overlap with the SureWest operating territory. So, we’ve actually flipped that around a little bit and think there is some opportunity there for us, maybe, to provide some services to Google, if and when they start to move on that territory. They’ve announced some of these things in the past and haven’t done them. We’re aware they’re there. We’re evaluating the situation and right now we see it more as an opportunity than a risk.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Okay. And then on the new Morgan Stanley debt, can you talk about any terms on that?

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Not really, I mean, it’s committed financing through the time we get through regulatory approval, we’re really pleased [audio gap] (18:36) and the underlying terms, so it’s a bridge facility. We expect to issue senior notes based on once conditions are right to go to market. So, we think it puts us on a – give us a lot of flexibility. We’re really pleased with what it does to the capital structure, putting a lot less reliance on our senior secured leverage while the transaction overall is deleveraging as well. So, we think we’re – as a result of this transaction, we think we are really improving our balance sheet.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Great. And then on the state regulatory approvals that you’ll need, obviously, the three states that you guys are in, plus California, do you need Kansas and Missouri for the cable properties?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Yes. There are some minor – I don’t know specifically about the cable property, but there is some approval required in both California and Kansas, and we’re optimistic on that. We have a great track record. They will do diligence – the California and Kansas Commission will do diligence on our operations in our three states, and they’ll find out that we’re a quality operator and we’re pretty confident that that will carry the day.

We’re also obviously – SureWest has been there for 90-plus years and we’re – they’re very skilled in that arena, and we’re looking for them to help lead the approval process in the two states. And we’re both known at the FCC and because there’s no overlap in these markest, we don’t see a problem with antitrust or the FCC.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Okay, great. Thanks, guys.

Operator:  Thank you. Our next question comes from [ph] Sachin Shah of Tullett Prebon (20:23). Your line is open.

<Q>: Hi, good morning. I just wanted to take a follow up. So, the three states, Texas, Pennsylvania, Illinois are required that you’re going to be filing with and then California and Kansas, I just wanted to verify that in total five states are required aside from shareholder vote and FCC?

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Yeah, actually just to maybe reset here on the regulatory approvals, we actually don’t need approval in Illinois, Pennsylvania and Texas. And as Bob said, it’s kind of a – I don’t want to say it’s casual, but it’s a not a...

<Q>: So, it’s an informal process, it’s not required for you to close the deal, but California and Kansas is?

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: California is for sure.

<Q>: Okay.

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Yeah.

<Q>: All right. And FCC as well, are there any other approvals that we’re missing here? And you also mentioned that the overlap, you don’t believe that there is any overlap. So, you shouldn’t expect any specific issues on the approvals?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: That’s correct. We don’t expect. I mentioned Justice, but there is no overlap. We think those are fairly perfunctory. And just to embellish on Steve’s comment, in Kansas it’s not a traditional ILEC, where there’s been a lot of regulation like the ILEC is in California. So, when you’re a competitive carrier, a CLEC and a cable company like they are in Kansas, you don’t have the regulatory rigor and process or at least historically you haven’t. Whereas if you’re an ILEC as we are in our other three states and we will be in California, there is a bit more rigor required in the regulatory approval process.

But again, we have a strong record in the states we operate in on a service standpoint. This is going to create a stronger competitor that will have the ability to roll out products and services in the California market, and we think we’ve got a pretty compelling case and don’t foresee any huge issues managing this process.

<Q>: Okay. Just as a follow-up, so is it possible that you could close the deal kind of, sometime in the third quarter, it seems like because of the overlap this is more just a procedural process entirely without giving too much away to the regulators, but it seems like the deal could close in the third quarter?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: That would be our goal. We will...

<Q>: Like early part, mid-part, late?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: By the end of the third quarter.

<Q>: Okay.

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: That’s a target. We’ll be all over that. But these things can change. And so, we’re optimistic with the plan we have, our background, our history that we can get this thing approved in a short period of time.

<Q>: Okay. Just one follow-up, the $23 offer, it’s a mixed consideration 50%-50%. I’m not sure if there was any specific outline of how that came about. Can you maybe just talk about that and was it just an auction process and who approach who and just quickly talk about how the process kind of ultimately led to today’s announcement?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Well, we’ve known each other for a long period of time. Steve Oldham, the CEO of SureWest and I serve on the United States Telecom Association Board. So I’ve known Steve. We have a lot – the companies have a lot in common. A lot of operating philosophy in common, culture, started as family companies 100 years ago. So there’s been a lot of contact over the years. We knew each other very well.

As far as a process, et cetera, that’ll all be detailed in the proxy. I’m sure I don’t even know everything that took place historically and more detail will come out when that proxy is filed.

<Q>: Okay. Fair enough. Thank you very much, guys.

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Thank you.

Operator:  Thank you. Our next question comes from Bobby Jones of Highland Capital. Your line is opened.

<Q – Bobby Jones – Highland Capital Management, L.P.>: Thanks. I was wondering if you guys could provide some details on the contemplated financing provided by Morgan Stanley, kind of the structure of that and then also any thinking around why perhaps you guys aren’t taking the opportunity to address near-term maturities along with this financing? Thanks.

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Well, a couple of things. As I mentioned earlier, the committed papers that we have in place toda’sy basically traditional bridge that – again, we’ll end up with a unsecured senior bond whenever timing permits or dictates that we go to market. We’re actually pretty pleased with the underlying terms that we have.

As I said earlier, looking at the overall capital structure that we have putting a turn of junior capital at the top of the capital structure, I think will be beneficial, takes less pressure off the senior secured ratio for an overall deleveraging transaction. So, in terms of your question about addressing short-term maturities, we just did an A&E or an amend and extend in June of this year, which actually again I think gives us a little bit more flexibility. We’re extended to slightly less than half of the term debt out another three years and we’re comfortable where we’re at today.

<Q – Bobby Jones – Highland Capital Management, L.P.>: Great. Thank you.

Operator:  Thank you. Our next question comes from [ph] Tony Reiner of Cantor Fitzgerald (26:26). Your line is open.

<Q>: Hello. All of my questions have been answered via some very thorough callers. But I appreciate you taking my call. Bye.

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Thank you.

Operator:  Thank you. [Operator Instructions] Our next question comes from [ph] Bill Kavaler of Oscar Gruss (26:46). Your line is open.

<Q>: Hi. Can you discuss the collar mechanism on the stock portion of the consideration?

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Sure, and I would refer to – we’ll talk about it, but then it’s also – it’s public in the 8-K that we filed this morning for clarification. It’s basically 15% a symmetrical collar based on our closing price as of last Friday of $19.25.

And so the exchange ratio moves within that boundary and then as it goes below 15%, it locks in at a certain number of shares based on [indiscernible] (27:28) basically exchange ratio of about 1.4 and then if it goes – hopefully if it goes above there is less pressure on the number of shares being issued. So, the downside of the collar, maybe the way to think about it, it was probably about nine – compares to where we were at Friday, we’d be about 1,500 – I’m sorry, 1.5 million additional shares exercise and then the implication of that would be the additional dividend burden on top of that.

<Q>: I got you. And when do you think you’ll file the merger agreement?

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: In the next 48 hours.

<Q>: Thank you very much.

Operator:  Thank you. Our next question comes from [ph] Sam UL of SM Investor (28:15). Your line is open.

<Q>: Hi. Thanks. All of my questions were answered, but I’ll just take the opportunity to say congratulations and good luck.

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Thank you.

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Thank you very much.

<Q>: Thanks, mate.

Operator:  Thank you. I’m not showing any further questions at this time. I would now like to turn the call back to Bob Currey for any further remarks.

Robert J. Currey, President, Chief Executive Officer & Director

Well, thank you all for joining us today and again, I’ll just repeat how excited we are to consummate this transaction announced this morning and look forward to working with the SureWest management team. This is a very happy day for us at Consolidated and we’re excited about the opportunity this presents. Have a great day.

Operator:  Ladies and gentlemen, thank you for participating in today’s conference. This concludes today’s program. You may all disconnect. Everyone have a great day.

Disclaimer
The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED "AS IS," AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2012. CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “plan, “target,” “project,” “should,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition of SureWest Communications (“SureWest”), successfully integrate the operations of SureWest and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and SureWest, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; changes in the valuation of pension plan assets; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and SureWest’s service areas; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s or SureWest’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes on the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and SureWest’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, SureWest or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and SureWest will file with the Securities and Exchange Commission. Investors in the Company or SureWest are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by the Company and SureWest with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to SureWest Communications, 8150 Industrial Avenue, Building A, Roseville, California 95678, Attention: Investor Relations. A final proxy statement or prospectus/proxy statement will be mailed to the Company’s shareholders and shareholders of SureWest.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and SureWest, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2011 annual meeting of shareholders. Information about the directors and executive officers of SureWest is set forth in the proxy statement for SureWest’s 2011 annual meeting of shareholders and SureWest’s Form 10-K for the year ended December 31, 2010. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.